UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Rights Offering by a Wholly-owned Subsidiary of KB Financial Group

On December 30, 2016, the board of directors of KB Securities Co. Ltd. (“KB Securities”), a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), resolved to raise proceeds of approximately KRW180 billion through a rights offering (the “Rights Offering”). Key details of the Rights Offering are as follows:

•	Offering size: 19,780,220 new common shares of KB Securities (par value KRW5,000 per share)

•	Issue price per share: KRW9,100

•	Total number of issued shares of KB Securities prior to the Rights Offering:

•	Common shares: 278,840,204

•	Preferred shares: None

•	Total net proceeds: KRW180,000,002,000

•	Use of proceeds: Working capital

•	Method of capital increase: Allocation of rights to existing shareholders of KB Securities in a rights offering

•	Expected subscription date: December 30, 2016

•	Rights ratio: 0.070937475 rights share for one existing common share of KB Securities

•	Method of calculating the offer price: Calculated in accordance with the Inheritance Tax and Gift Tax Act and resolved by the board of directors of KB Securities

•	The new common shares issued in the Rights Offering will be subject to a one-year lock up and will be deposited with the Korea Securities Depository.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 30, 2016	By:	/s/ Jungsoo Huh
(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director